RMR Real Estate Income Fund
File No.   811-22260
Sub-Item No. 77M: Merger
       On February 17, 2017, the Board of Trustees of RMR
Real Estate Income Fund (the "DE Fund") approved an
Agreement and Plan of Redomestication (the "Agreement") that provided for the DE Fund to merge with and into a newly formed, wholly-owned subsidiary of the DE Fund organized as a Maryland statutory trust (the "Fund"), which subsidiary would be the surviving entity in the merger (the "Redomestication").
       On April 13, 2017, at the annual meeting of shareholders of the common shares and preferred shares of beneficial interest of the DE Fund, the shareholders approved the Agreement. Pursuant to the Agreement, on April 18, 2017, each common share of beneficial interest of the DE Fund converted into a common share of beneficial interest of the Fund, and each preferred share of beneficial interest of each of the five series of the preferred shares of the DE Fund (together, the "DE Preferred Shares") converted into a corresponding preferred share of beneficial interest of the Fund with substantively identically terms, including equal aggregate liquidation preferences (together, the "MD Preferred Shares"). The Fund assumed all of the liabilities of the DE Fund, and the DE Fund ceased to exist. Common shares of the Fund owned immediately after the Redomestication had an aggregate net asset value equal to the aggregate net asset value of the DE Fund's common shares held immediately before the Redomestication. The Fund, the DE Fund and shareholders of the DE Fund should not recognize any capital gain or loss for U.S. federal income tax purposes as a direct result of the Redomestication.
       The purpose and effect of the Redomestication was to redomesticate the DE Fund from a Delaware statutory trust to a Maryland statutory trust. In connection with the Redomestication the Fund adopted the DE Fund's registration under the Investment Company Act of 1940 and succeeded to the DE Fund's registration under the Securities Exchange Act of 1934.


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714581.02-BOSSR01A - MSW

714581.02-BOSSR01A - MSW